Cynthia T. Mazareas

+1 617 526 6393 (t)
+1 617 526 5000 (f)
February 8, 2016	cynthia.mazareas@wilmerhale.com

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4720

Washington, DC 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Achillion Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 5, 2015

Form 10-Q for the Quarterly Period Ended September 30, 2015

Filed November 5, 2015

File No. 001-33095

Ladies and Gentlemen:

On behalf of Achillion Pharmaceuticals, Inc. (“Achillion” or the “Company”), this letter is submitted in response to additional comments presented to the Company by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pursuant to a telephonic conference call held on February 1, 2016 by and among representatives of the Staff, Achillion, including Mary Kay Fenton, its Chief Financial Officer, WilmerHale and PricewaterhouseCoopers LLP. The response contained herein is based upon information provided to WilmerHale by the Company. Reference is made to the initial comment letter dated December 18, 2015 from Jim Rosenberg of the Staff to Ms. Fenton, and the Company’s response thereto dated January 5, 2015 (the “Response Letter”).

Response:

The Company respectfully acknowledges the Staff’s request for an analysis by the Company of the materiality of the milestones described in the Response Letter for purposes of the disclosure requirements in ASC 605-28-50-2b. Having undertaken such analysis, the Company proposes to include the revised disclosure appended hereto as Exhibit A in its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (“2015 Form 10-K”), which it intends to file with the SEC on or about February 25, 2016.

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109

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Jim B. Rosenberg

Securities and Exchange Commission

Division of Corporation Finance

February 8, 2016

The Company believes that this disclosure approach is consistent with the requirements of ASC 605-28-50-2b based on the factors described in the balance of this letter.

ASC 605-28-50-2b outlines the disclosure requirements for revenue arrangements that include milestone consideration: “For each arrangement that includes milestone consideration accounted for in accordance with the guidance in this Subtopic, an entity shall disclose all of the following in the notes to financial statements:

(a) A description of the overall arrangement

(b) A description of each milestone and related contingent consideration

(c) A determination of whether each milestone is considered substantive

(d) The factors that the entity considered in determining whether the milestone or milestones are substantive

(e) The amount of consideration recognized during the period for the milestone or milestones.”

While ASC 605-28-50-2b requires a description of each milestone and related contingent consideration included in an arrangement, the Company believes the Financial Accounting Standards Board intended for companies to apply materiality considerations, including quantitative and qualitative factors, when complying with these requirements.

1.	The Individual Milestones and Milestone-Based Payments are Not Material

While certain potential future milestone-based payments under the Janssen Agreement are substantial in amount, when the probability and timing of achieving the future milestones are considered, the future milestone-based payments resulting therefrom, individually, are not material to the Company, its operations or the readers of the financial statements. The Company believes that until such time as each milestone is more likely than not to occur, the risks and uncertainties associated with achieving the milestone reduce the probability of receipt and diminish the relative materiality of the associated milestone-based payment. The Company therefore believes that disclosure of milestones aggregated by category is appropriate. The Company believes such an approach is consistent with the requirements of ASC 605-28-50-2b and also directs the attention of readers of the

Jim B. Rosenberg

Securities and Exchange Commission

Division of Corporation Finance

February 8, 2016

financial statements to the most material information, avoiding the potential confusion, information overload and unrealistic expectations that are likely to occur if readers of the financial statements are provided with details of each future milestone regardless of the probability and potential timing of achievement. Further, the Company’s disclosure approach is also guided by Regulation S-X, Rule 4-02, which provides that “if the amount which would otherwise be required to be shown with respect to any item is not material, it need not be separately set forth. The combination of insignificant amounts is permitted.”

In reaching the conclusion that the nature and amount of each future milestone under the Janssen Agreement is not presently material, the Company has applied the standard set forth in Basic Inc. v. Levinson, 485 U.S. 224 (1988), that a fact is material if there is “a substantial likelihood that [its] disclosure . . . would have been viewed by the reasonable investor as having significantly altered the total mix of information made available.” Basic Inc. v. Levinson, 485 U.S. at 231-32 (quotation marks and citations omitted).    Basic Inc. v. Levinson instructs that materiality must be judged in the context of the “total mix of information” that is available about a company. Given (i) its disclosure of the material terms and conditions of the Janssen Agreement in its public filings, (ii) its plans to disclose in its 2015 Form 10-K additional information about the breakdown of potential future milestone payments among the key categories of milestones as set forth on Exhibit A hereto, and (iii) the additional factors relating to materiality discussed in this response, the Company believes that a reasonable investor would not regard disclosure of any of the individual milestone payments as significantly altering the total mix of information that is available concerning the Company.

The Janssen collaboration is in a relatively early stage of development and Janssen will be required to devote several years and substantial additional effort in order to advance clinical development, obtain necessary regulatory approvals, and successfully commercialize one of more drug candidates under the program. Currently, programs under the Janssen collaboration have only reached phase 2a clinical development and results from a phase 2a clinical trial are not yet known. Without a positive outcome from this current clinical trial, Janssen will not advance to phase 2b or beyond, preventing us from earning any milestone-based payments under the collaboration. In fact, the risk of failure is high at each stage of the process, the amount of time necessary to reach each potential milestone is uncertain, and the achievement of any milestone is highly contingent on a number of factors, most of which, by the nature of drug discovery and development, are not within either the Company’s or Janssen’s control and may not be achieved regardless of the amount of time, money or effort contributed to achieving the milestone. Factors that will influence development and commercialization and corresponding milestone achievement include:

Jim B. Rosenberg

Securities and Exchange Commission

Division of Corporation Finance

February 8, 2016

•	successful initiation and successful enrollment and completion of clinical trials;

•	a safety, tolerability and efficacy profile that is satisfactory to the U.S. Food and Drug Administration, or FDA, or any comparable foreign regulatory authority for advancement in clinical trials and, ultimately, marketing approval;

•	establishment and maintenance of suitable manufacture and supply arrangements;

•	timely receipt of marketing approvals from applicable regulatory authorities;

•	obtaining and maintaining patent, trade secret protection and regulatory exclusivity, both in the United States and internationally,

•	successful launch of commercial sales following any marketing approval;

•	a continued acceptable safety profile following any marketing approval;

•	commercial acceptance by patients, the medical community and third-party payors;

•	competition, and

•	the willingness and ability of our collaborator, Janssen, on whom we are entirely dependent, to advance the program.

As a result of these risks and uncertainties, the Company cannot predict with any reasonable degree of certainty, if or when any of the milestones will be achieved such that the Company could receive the related milestone-based payment.

2.	Disclosure of the Immaterial Milestones and Milestone-Based Payments Could Lead to Investor Confusion

Further, each milestone in each of the clinical development, regulatory approval and commercialization categories result from the progress of development through a predetermined regulatory approval process and the degree of commercial sales and thus have gating features, whereby subsequent milestones will not be achieved if the next potential milestone is not achieved. Disclosure of the details of all potential future milestones would likely be confusing and could provide investors or potential investors with unrealistic expectations of future revenues because an investor would not have a basis to form an opinion on the likelihood or timing of achievement of any given milestone since the factors that determine whether a milestone is likely to be achieved are (i) not always known, (ii) not always in the Company’s control and (iii) substantially at risk at all phases of development.

Jim B. Rosenberg

Securities and Exchange Commission

Division of Corporation Finance

February 8, 2016

3.	Disclosure of the Immaterial Milestones and Milestone-Based Payments Would Result in Unnecessarily Burdensome Disclosure

Additionally, if the Company were to provide disclosure of individual milestones and related milestone-based payments without regard to materiality, then in order to avoid misleading disclosure and for readers of the financial statements to understand fully the improbability of achievement of each future milestone and the risks affecting potential timing of achievement of each milestone, the Company believes that it would be necessary to provide supplemental cautionary forward-looking information for each milestone and contingent payment in the footnotes to the financial statements. Because of the nature of drug discovery and development described above, there are numerous factors outside of Janssen’s control that could interfere with Janssen’s plans to progress through development and to achieve these milestones, and these factors are not predictable or capable of being audited.

In conclusion, by aggregating the potential future milestones into the categories of (i) clinical milestones; (ii) regulatory milestones and (iii) commercialization milestones, the Company believes it is providing readers of the financial statements with disclosure that is consistent with the requirements of ASC 605-28-50-2b and Regulation S-X, Rule 4-02.

*        *         *

Because the Company intends to incorporate the changes reflected in Exhibit A into its 2015 Form 10-K which is being filed on or about February 25, 2016, we gratefully appreciate receiving your response as soon as is practical.

Please telephone the undersigned of this Firm at (617) 526-6393 with any questions concerning this letter.

Very truly yours,

/s/ Cynthia T. Mazareas

Cynthia T. Mazareas

cc:	Ms. Mary Kay Fenton

Jim B. Rosenberg

Securities and Exchange Commission

Division of Corporation Finance

February 8, 2016

Exhibit A (dollar amounts in thousands)

Collaboration Arrangements

Janssen Pharmaceuticals, Inc.

In May 2015, the Company entered into parallel transactions with Janssen and its affiliate, Johnson & Johnson Innovation-JJDC, Inc. (“JJDC”), consisting of (i) an exclusive collaboration and license agreement with Janssen (the “Janssen Agreement”) pursuant to which, upon the closing of the transactions contemplated by the Janssen Agreement on June 29, 2015, the Company granted Janssen exclusive worldwide rights to develop and commercialize products that contain one or more of the Company’s drug candidates for the treatment of chronic hepatitis C virus (“HCV”) infection, namely odalasvir, also known as ACH-3102, a second-generation NS5A inhibitor, ACH-3422, an NS5B HCV polymerase inhibitor, and sovaprevir, an NS3/4A HCV protease inhibitor, and (ii) a stock purchase agreement with JJDC (the “Stock Purchase Agreement”) pursuant to which, upon the closing of the transactions contemplated by the Stock Purchase Agreement, JJDC purchased 18,367 shares of the Company’s common stock (the “Shares”) at a price of $12.25 per share, for an aggregate purchase price of $225,000. The Janssen Agreement became effective on June 29, 2015 upon the early termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The Stock Purchase Agreement became effective July 1, 2015. In connection with the closing of the transactions contemplated by the Stock Purchase Agreement, the Company and JJDC entered into an Investor Agreement (the “Investor Agreement”) on July 1, 2015.

Under the terms of the Janssen Agreement, the Company is eligible to receive an aggregate of up to $905,000 in milestone-based payments if specified development, regulatory and sales milestones are achieved, which is comprised of: (1) up to $115,000 of milestone payments based upon achievement of clinical enrollment and dosing in specified studies , (2) up to an additional $290,000 of milestone payments based upon regulatory approvals and first commercial sale in specified territories, and (3) up to an additional $500,000 of milestone payments based upon achieving worldwide sales targets. ~~an aggregate of $905,000 in milestone-based payments if licensed products achieve specified development, regulatory and sales milestones.~~ The Company is also eligible to receive royalties on worldwide annual net sales of licensed products, if any, at tiered royalty rate percentages beginning in the mid-teens and rising to the low-twenties, subject to customary reductions. The royalty term is determined on a licensed-product-by-licensed-product and country-by-country basis and begins on the first commercial sale of a licensed product in a country and ends on the expiration of the last to expire of specified patents or regulatory exclusivity covering such licensed product in such country or, with a customary royalty reduction, ten years after such first commercial sale if there is no such exclusivity.

Jim B. Rosenberg

Securities and Exchange Commission

Division of Corporation Finance

February 8, 2016

Janssen will bear the future costs of worldwide development and commercialization of licensed products, subject to specified exceptions relating to the Company’s ongoing studies and technology transfer.

The term of the Janssen Agreement will continue, unless earlier terminated, until expiration of the royalty term for licensed products or all payment obligations under the Janssen Agreement. Janssen may terminate the Janssen Agreement upon 60 days’ written notice to the Company at any time prior to submission of the first application for marketing approval for a licensed product in any of the specified major market countries. Janssen may also terminate the Janssen Agreement under specified circumstances relating to the safety or regulatory approvability of a licensed product. Either the Company or Janssen may terminate the Janssen Agreement if the other party is in material breach of the agreement and fails to cure such breach within specified cure periods. Either the Company or Janssen may terminate the Janssen Agreement in the event of specified insolvency events involving the other party. Upon any early termination, rights to the Company’s licensed drug candidates will revert to the Company.

Pursuant to the terms of the Janssen Agreement, the Company was required to provide technology transfer services related to the chemistry, manufacturing and know-how to Janssen for up to 180 days after the effective date. In accordance with ASC 605-25, which provides guidance on accounting for multiple-element arrangements, including the determination of the units of accounting and allocation of total arrangement consideration, the Company identified all of the obligations at the inception of the Janssen Agreement. The significant obligations were determined to be the license and the technology transfer services. The Company has determined that license and technology transfer services represent a single unit of accounting because they were not viewed to have standalone value. The Janssen Agreement entered into by the Company and Janssen, the Stock Purchase Agreement, and the Investor Agreement were entered into by the Company and Janssen’s affiliate in contemplation of each other. The only upfront amount received by the Company in exchange for the license and technology transfer services and the issuance of the Shares was the $225,000. The Company determined that the amount received in excess of the fair value of the Shares upon issuance of $66,122 was attributed to the license and technology services. The Company also determined that there was no discernable pattern in which the technology services would be provided during the 180 day period after the effective date. In accordance with ASC 605-10, the Company determined that straight-line attribution of the license and technology services revenues would be used to recognize revenue. As such, revenue of $66,122 was recorded during the year ended December 31, 2015 associated with this transaction.

The development, regulatory and sales milestones represent non-refundable amounts that would be paid by Janssen to the Company if certain milestones are achieved in the future. The

Jim B. Rosenberg

Securities and Exchange Commission

Division of Corporation Finance

February 8, 2016

Company has elected to apply the guidance in ASC 605-28 to the milestones. These milestones, if achieved, are substantive as they relate solely to past performance and are commensurate with estimated enhancement of value associated with the achievement of each milestone as a result of the Company’s performance; however, there can be no assurance that Janssen will achieve the milestones or that the Company will receive the related revenue.

Pursuant to the terms of the Investor Agreement, the Shares are subject to a lock-up restriction, such that JJDC agreed it will not, and will also cause its affiliates not to, without the prior approval of the Company, sell, transfer or otherwise dispose of the Shares until the earliest to occur of (i) a specified period after July 1, 2015, (ii) the expiration or earlier termination of the Janssen Agreement or (iii) other specified events. In addition, for the seven year period following the expiration of the lock-up period, subject to specified conditions, the Company has agreed to file a registration statement in order to register all or a portion of the Shares. The Company will not be required to effect more than two such demand registrations for JJDC in the aggregate and is not required to effect more than one such demand registration in any 12 month period. The Company has also agreed to provide JJDC with certain “piggyback” registration rights such that for the seven year period following the expiration of the lock-up period, subject to specified conditions, whenever the Company proposes to register shares of its common stock for its account, JJDC will have the right to include some or all of its Shares in such registration. The Investor Agreement also contains other customary terms and conditions of the parties with respect to the registration of the Shares.

Pursuant to the terms of the Investor Agreement, the Shares are subject to a voting agreement, such that until the earliest to occur of (i) a specified period after July 1, 2015, (ii) the expiration or earlier termination of the Janssen Agreement or (iii) other specified events, and subject to specified conditions and excluding specified extraordinary matters, JJDC will, and will cause its permitted transferees to, vote in accordance with the recommendation of the Company’s Board of Directors, or in the case of a meetings of stockholders, if JJDC or a permitted transferee has delivered written notice to the Company at any time prior to the vote on any given matter (but in any event not less than five business days prior to such vote), setting forth its intent to vote on such matter, vote in the same proportion as the votes cast by all other holders of all classes of voting securities of the Company, and JJDC has granted the Company an irrevocable proxy with respect to the foregoing.

In addition, pursuant to the terms of the Investor Agreement, the Shares are subject to a standstill agreement, such that until the earliest to occur of (i) a specified period after July 1, 2015 or (ii) other specified events, neither JJDC nor any of its affiliates, except as expressly approved in writing by the Company, will, subject to specified conditions, directly or indirectly, acquire shares of the Company’s outstanding common stock, seek to have called any meeting of

Jim B. Rosenberg

Securities and Exchange Commission

Division of Corporation Finance

February 8, 2016

the stockholders of the Company, solicit proxies or consents in opposition to the recommendation of a majority of the Company’s Board of Directors with respect to any matter or undertake other specified actions related to the potential acquisition of additional equity interests in the Company.